                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                             IMPERIAL SUGAR COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    453096208
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                               with a copy to:

                                  Steven London
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                (617) 856-8200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 8, 2005
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  453096208

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Schultze Master Fund, Ltd.
       98-0425156

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands

--------------------------------------------------------------------------------
       NUMBER OF         7   SOLE VOTING POWER
        SHARES               1,368,792
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH            8 SHARED VOTING POWER
       REPORTING
        PERSON             0
         WITH          ---------------------------------------------------------
                         9 SOLE DISPOSITIVE POWER

                           0
                       ---------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER

                           1,368,792

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,368,792

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.0%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         OO

--------------------------------------------------------------------------------

CUSIP No.  453096208

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Schultze Asset Management, LLC
       22-3563247

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY

4      SOURCE OF FUNDS
       OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
       NUMBER OF        7   SOLE VOTING POWER
        SHARES              0
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY         8   SHARED VOTING POWER
         EACH
       REPORTING            154,549
        PERSON         ---------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER

                            0
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            1,523,341
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,523,341

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.4%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

CUSIP No.  453096208

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       George J. Schultze

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

       NUMBER OF        7   SOLE VOTING POWER
        SHARES              0
     BENEFICIALLY
       OWNED BY         8   SHARED VOTING POWER
         EACH
       REPORTING            154,549
        PERSON
         WITH           9   SOLE DISPOSITIVE POWER

                            0

                       10   SHARED DISPOSITIVE POWER

                            1,523,341

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,523,341

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [ ]
       CERTAIN SHARES

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.4%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Company: Imperial Sugar Company.                         CUSIP Number: 453096208

ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 5 to Statement on Schedule 13D (the "Amendment No. 5") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on July 20, 2004 ("Original Statement"), as amended by Amendment No. 1 to Statement on Schedule 13D filed with the SEC on October 12, 2004 ("Amendment No. 1"), Amendment No. 2 to Statement on Schedule 13D filed with the SEC on December 22, 2004 ("Amendment No. 2"), Amendment No. 3 to Statement on Schedule 13D filed with the SEC on February 9, 2005, as revised to correct a typographical error and re-filed on February 10, 2005 ("Amendment No. 3"), and Amendment No. 4 to Statement on
Schedule 13D filed with the SEC on May 19, 2005, on behalf of Schultze Asset Management, LLC, George J. Schultze, and the Schultze Master Fund, Ltd., and relates to the common stock, no par value (the "Common Stock"), of Imperial Sugar Company, a Texas corporation (the "Company"). This Amendment No. 5 is filed by Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze (collectively, the "Reporting Persons"). The principal executive offices of the Company are located at One Imperial Square, PO Box 9, Sugar Land, TX 77487, United States. Except as set forth herein, the Original Statement, as previously amended, is unmodified.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended to add the following:

      On September 8, 2005, Schultze Asset Management, LLC sent a letter to Mr. Robert A. Peiser, President and Chief Executive Officer of the Company and the Company's board of directors stating, among other things, that Schultze Asset Management, LLC has revised its proposal to acquire the Company contained in its letter dated May 19, 2005.

      Under the new proposal, Schultze Asset Management, LLC states that it believes that its prior proposal in its May 19, 2005 letter to acquire the Company in a merger for $17.00 per share in cash for all of the outstanding capital stock of the Company not currently owned by Schultze Asset Management, LLC, significantly overvalued the Company and is not an appropriate purchase price. Despite the disappointing performance and results publicly announced by the Company since Schultze Asset Management, LLC submitted its prior proposal and its impact on the Company's valuation, Schultze Asset Management, LLC remains very interested in pursuing a possible acquisition of the Company on the same terms described in its May 19, 2005 letter, except that it is now offering to acquire, for a purchase price of $10.50 per share in cash, that number of shares of the outstanding capital stock of the Company which, when combined with the shares of the Company currently owned by Schultze Asset Management, LLC, will equal 79.9% of the outstanding capital stock of the Company.

      Schultze Asset Management, LLC reiterated in its September 8, 2005 letter that its proposal is not contingent on obtaining financing and it has adequate resources at its disposal to consummate the proposed acquisition. Schultze Asset Management, LLC also reaffirmed its intentions with respect to retention of employees and management as set forth in its May 19, 2005 letter. The complete text of the September 8, 2005 letter is attached as Exhibit III to this Amendment No. 5.

      Schultze Asset Management, LLC's offer contained in its letter dated September 8, 2005 and attached as part of Exhibit III is an offer to the Company only, and is not, and should not be interpreted to be, an offer to or a solicitation of an offer from any other person or entity, including, without limitation, any other shareholder of the Company. Schultze Asset Management, LLC's offer contained in its letter dated September 8, 2005 and attached as part of Exhibit III is not, and should not be interpreted to be, a solicitation of any consent or proxy from any other person or entity, including, without limitation, any other shareholder of the Company. Schultze Asset Management, LLC's offer contained in its letter dated September 8, 2005 and attached as part of Exhibit III is not, and should not be interpreted to be, nor does it represent or reflect, any agreement, arrangement or understanding (whether or not in writing) with any person or entity, other than the Company, for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company.

      In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Company, its representatives and advisors, and/or other actions taken by the Company, the Reporting Persons will consider the feasibility and advisability of, and reserve the right to undertake, various courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional stock of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes in the Company's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may also seek to participate in, and influence the outcome of, any proxy solicitation involving the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I     Joint Filing Agreement by and among Schultze Master Fund, Ltd.,
              Schultze Asset Management, LLC, and George J. Schultze, dated as of
              December 20, 2004 (previously filed with the SEC on December 22,
              2004 as Exhibit I to Amendment No. 2 and incorporated herein by reference).

Exhibit II    Letter from Schultze Asset Management, LLC to the Company, dated
              May 19, 2005, with related correspondence (previously filed with the SEC on May 19, 2005 as Exhibit II to Amendment No. 4 and incorporated herein by reference).

Exhibit III   Letter from Schultze Asset Management, LLC to the Company, dated
              September 8, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Date: September 8, 2005


                                    SCHULTZE MASTER FUND, LTD.


                                    By:    /s/ George J. Schultze
                                           -------------------------------------
                                    Name:  George J. Schultze
                                    Title: Managing Member of Investment Manager

                                    SCHULTZE ASSET MANAGEMENT, LLC


                                    By:    /s/ George J. Schultze
                                           -------------------------------------
                                    Name:  George J. Schultze
                                    Title: Managing Member

                                    /s/ George J. Schultze
                                    --------------------------------------------
                                    George J. Schultze